UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ramaco Resources, Inc.
(Name of Issuer)

Class B Common Stock, par value $0.01 per share
(Title of Class of Securities)

75134P 303
(CUSIP Number)

Bryan H. Lawrence
Yorktown Partners LLC
410 Park Avenue
20th Floor
New York, New York 10022
(212) 515-2100

Copies to:

Jesse E. Betts
Akin Gump Strauss Hauer & Feld LLP
2300 North Field Street, Suite 1800
Dallas, Texas 75201-4675
(214) 969-2779
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75134P 303
1	NAMES OF REPORTING PERSONS
YORKTOWN ENERGY PARTNERS IX, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,087,363

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,087,363

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,087,363

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.38% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Based on 8,783,877 shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”) of Ramaco Resources, Inc. (the “Issuer”) issued and outstanding as of October 31, 2023, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2023.

CUSIP No. 75134P 303
1	NAMES OF REPORTING PERSONS
YORKTOWN IX COMPANY LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,087,363

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,087,363

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,087,363 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.38% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
These securities are directly held by Yorktown Energy Partners IX, L.P. (“Yorktown IX”). Yorktown IX Company LP is the sole general partner of Yorktown IX. As a result, Yorktown IX Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown IX. Yorktown IX Company LP disclaims beneficial ownership of the securities owned by Yorktown IX in excess of its pecuniary interests therein.

(2)
Based on 8,783,877 shares of Class B Common Stock of the Issuer issued and outstanding as of October 31, 2023, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2023, filed with the SEC on November 9, 2023.

CUSIP No. 75134P 303
1	NAMES OF REPORTING PERSONS
YORKTOWN IX ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,087,363

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,087,363

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,087,363 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.38% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
These securities are directly held by Yorktown IX. Yorktown IX Company LP is the sole general partner of Yorktown IX and Yorktown IX Associates LLC is the sole general partner of Yorktown IX Company LP. As a result, Yorktown IX Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown IX. Yorktown IX Company LP and Yorktown IX Associates LLC disclaim beneficial ownership of the securities owned by Yorktown IX in excess of their respective pecuniary interests therein.

(2)
Based on 8,783,877 shares of Class B Common Stock of the Issuer issued and outstanding as of October 31, 2023, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2023, filed with the SEC on November 9, 2023.

CUSIP No. 75134P 303
1	NAMES OF REPORTING PERSONS
YORKTOWN ENERGY PARTNERS X, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
715,844

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
715,844

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
715,844

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.15% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Based on 8,783,877 shares of Class B Common Stock of the Issuer issued and outstanding as of October 31, 2023, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2023, filed with the SEC on November 9, 2023.

CUSIP No. 75134P 303
1	NAMES OF REPORTING PERSONS
YORKTOWN X COMPANY LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
715,844

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
715,844

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
715,844 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.15% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
These securities are directly held by Yorktown Energy Partners X, L.P. (“Yorktown X”). Yorktown X Company LP is the sole general partner of Yorktown X. As a result, Yorktown X Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown X. Yorktown X Company LP disclaims beneficial ownership of the securities owned by Yorktown X in excess of its pecuniary interests therein.

(2)
Based on 8,783,877 shares of Class B Common Stock of the Issuer issued and outstanding as of October 31, 2023, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2023, filed with the SEC on November 9, 2023.

CUSIP No. 75134P 303
1	NAMES OF REPORTING PERSONS
YORKTOWN X ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
715,844

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
715,844

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
715,844 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.15% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
These securities are directly held by Yorktown X. Yorktown X Company LP is the sole general partner of Yorktown X and Yorktown X Associates LLC is the sole general partner of Yorktown X Company LP. As a result, Yorktown X Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown X. Yorktown X Company LP and Yorktown X Associates LLC disclaim beneficial ownership of the securities owned by Yorktown X in excess of their respective pecuniary interests therein.

(2)
Based on 8,783,877 shares of Class B Common Stock of the Issuer issued and outstanding as of October 31, 2023, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2023, filed with the SEC on November 9, 2023.

CUSIP No. 75134P 303
1	NAMES OF REPORTING PERSONS
YORKTOWN ENERGY PARTNERS XI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,083,034

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,083,034

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,083,034

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.33% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Based on 8,783,877 shares of Class B Common Stock of the Issuer issued and outstanding as of October 31, 2023, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2023, filed with the SEC on November 9, 2023.

CUSIP No. 75134P 303
1	NAMES OF REPORTING PERSONS
YORKTOWN XI COMPANY LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,083,034

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,083,034

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,083,034 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.33% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
These securities are directly held by Yorktown Energy Partners XI, L.P. (“Yorktown XI”). Yorktown XI Company LP is the sole general partner of Yorktown XI. As a result, Yorktown XI Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown XI. Yorktown XI Company LP disclaims beneficial ownership of the securities owned by Yorktown XI in excess of its pecuniary interests therein.

(2)
Based on 8,783,877 shares of Class B Common Stock of the Issuer issued and outstanding as of October 31, 2023, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2023, filed with the SEC on November 9, 2023.

CUSIP No. 75134P 303
1	NAMES OF REPORTING PERSONS
YORKTOWN XI ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,083,034

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,083,034

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,083,034 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.33% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
These securities are directly held by Yorktown XI. Yorktown XI Company LP is the sole general partner of Yorktown XI and Yorktown XI Associates LLC is the sole general partner of Yorktown XI Company LP. As a result, Yorktown XI Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown XI. Yorktown XI Company LP and Yorktown XI Associates LLC disclaim beneficial ownership of the securities owned by Yorktown XI in excess of their respective pecuniary interests therein.

(2)
Based on 8,783,877 shares of Class B Common Stock of the Issuer issued and outstanding as of October 31, 2023, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2023, filed with the SEC on November 9, 2023.

This Amendment No. 1 amends the Schedule 13D with respect to the shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”), of Ramaco Resources, Inc., a Delaware corporation (the “Issuer”), previously filed by Yorktown Energy Partners IX, L.P., a Delaware limited partnership (“Yorktown IX”), Yorktown IX Company LP, a Delaware limited partnership (“Yorktown IX Co”), and Yorktown IX Associates LLC, a Delaware limited liability company (“Yorktown IX Associates”),  Yorktown Energy Partners X, L.P., a Delaware limited partnership (“Yorktown X”), Yorktown X Company LP, a Delaware limited partnership (“Yorktown X Co”), and Yorktown X Associates LLC, a Delaware limited liability company (“Yorktown X Associates”), Yorktown Energy Partners XI, L.P., a Delaware limited partnership (“Yorktown XI”), Yorktown XI Company LP, a Delaware limited partnership (“Yorktown XI Co”), and Yorktown XI Associates LLC, a Delaware limited liability company (“Yorktown XI Associates” and together with Yorktown IX, Yorktown IX Co, Yorktown IX Associates, Yorktown X, Yorktown X Co, Yorktown X Associates, Yorktown XI and Yorktown XI Co, the “Reporting Persons”) with the SEC on July 3, 2023 (the “Schedule 13D”). Capitalized terms used herein without definition shall have the meanings given to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As of December 8, 2023, each of Yorktown IX, Yorktown IX Co and Yorktown IX Associates beneficially owns an aggregate of 1,087,363 shares of Class B Common Stock of the Issuer, representing 12.38% of the outstanding Class B Common Stock of the Issuer. As of December 8, 2023, each of Yorktown X, Yorktown X Co, and Yorktown X Associates beneficially owns 715,844 shares of Class B Common Stock of the Issuer, representing 8.15% of the outstanding Class B Common Stock of the Issuer. As of December 8, 2023, each of Yorktown XI, Yorktown XI Co, and Yorktown XI Associates beneficially owns 1,083,034 shares of Class B Common Stock of the Issuer, representing 12.33% of the outstanding Class B Common Stock of the Issuer. Each Reporting Person disclaims beneficial ownership of the reported Class B Common Stock except to the extent of such Reporting Person’s pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Class B Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(b) As of December 8, 2023, Yorktown IX directly owns 1,087,363 shares of Class B Common Stock of the Issuer. Yorktown IX Co is the sole general partner of Yorktown IX. Yorktown IX Associates is the sole general partner of Yorktown IX Co. Yorktown IX Associates has the sole power to cause Yorktown IX Co to cause Yorktown IX to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown IX. As of December 8, 2023, Yorktown X directly owns 715,844 shares of Class B Common Stock of the Issuer. Yorktown X Co is the sole general partner of Yorktown X. Yorktown X Associates is the sole general partner of Yorktown X Co. Yorktown X Associates has the sole power to cause Yorktown X Co to cause Yorktown X to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown X. As of December 8, 2023, Yorktown XI directly owns 1,083,034 shares of Class B Common Stock of the Issuer. Yorktown XI Co is the sole general partner of Yorktown XI. Yorktown XI Associates is the sole general partner of Yorktown XI Co. Yorktown XI Associates has the sole power to cause Yorktown XI Co to cause Yorktown XI to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown XI.

 (c) From November 13, 2023 through December 8, 2023, Yorktown IX, Yorktown X and Yorktown XI collectively sold an aggregate 91,648 shares of Class B Common Stock of the Issuer in a series of open market sales. Except as disclosed in the table below, there have been no transactions in the shares of Class B Common Stock by the Reporting Persons in the last 60 days.

Date of Transaction	Nature of Transaction	Quantity of Shares	Weighted-Average Price Per Share
11/13/2023	Sale	977(1)	$16.1114 (4)
11/13/2023	Sale	644(2)	$16.1114 (4)
11/13/2023	Sale	974(3)	$16.1114 (4)
11/14/2023	Sale	575(1)	$15.8269(5)
11/14/2023	Sale	1,057(1)	$17.5151(6)
11/14/2023	Sale	378(2)	$15.8269(5)
11/14/2023	Sale	697(2)	$17.5151(6)
11/14/2023	Sale	572(3)	$15.8269(5)
11/14/2023	Sale	1,053(3)	$17.5151(6)
11/15/2023	Sale	9,720(1)	$14.1278(7)
11/15/2023	Sale	75(1)	$15.01
11/15/2023	Sale	6,399(2)	$14.1278(7)
11/15/2023	Sale	50(2)	$15.01
11/15/2023	Sale	9,681(3)	$14.1278(7)
11/15/2023	Sale	75(3)	$15.01
11/16/2023	Sale	4,088(1)	$13.6575(8)
11/16/2023	Sale	716(1)	$14.8851(9)
11/16/2023	Sale	2,692(2)	$13.6575(8)
11/16/2023	Sale	471(2)	$14.8851(9)
11/16/2023	Sale	4,072(3)	$13.6575(8)
11/16/2023	Sale	713(3)	$14.8851(9)
11/17/2023	Sale	9,795(1)	$13.9376(10)
11/17/2023	Sale	6,449(2)	$13.9376(10)
11/17/2023	Sale	9,756(3)	$13.9376(10)
11/20/2023	Sale	75(1)	$14.2650(11)
11/20/2023	Sale	50(2)	$14.2650(11)
11/20/2023	Sale	75(3)	$14.2650(11)
11/24/2023	Sale	388(1)	$15.9690(12)
11/24/2023	Sale	255(2)	$15.9690(12)
11/24/2023	Sale	387(3)	$15.9690(12)
11/27/2023	Sale	1,130(1)	$15.4602(13)
11/27/2023	Sale	744(2)	$15.4602(13)
11/27/2023	Sale	1,126(3)	$15.4602(13)
11/28/2023	Sale	479(1)	$15.7644(14)
11/28/2023	Sale	315(2)	$15.7644(14)
11/28/2023	Sale	477(3)	$15.7644(14)
11/29/2023	Sale	186(1)	$15.5869(15)
11/29/2023	Sale	122(2)	$15.5869(15)
11/29/2023	Sale	185(3)	$15.5869(15)
11/30/2023	Sale	1,130(1)	$14.9457(16)
11/30/2023	Sale	744(2)	$14.9457(16)
11/30/2023	Sale	1,126(3)	$14.9457(16)
12/01/2023	Sale	1,507(1)	$16.0701(17)
12/01/2023	Sale	992(2)	$16.0701(17)
12/01/2023	Sale	1,501(3)	$16.0701(17)
12/06/2023	Sale	367(1)	$16.1394(18)
12/06/2023	Sale	242(2)	$16.1394(18)
12/06/2023	Sale	366(3)	$16.1394(18)
12/07/2023	Sale	1,130(1)	$15.0799(19)
12/07/2023	Sale	744(2)	$15.0799(19)
12/07/2023	Sale	1,126(3)	$15.0799(19)
12/08/2023	Sale	1,130(1)	$15.1367(20)
12/08/2023	Sale	744(2)	$15.1367(20)
12/08/2023	Sale	1,126(3)	$15.1367(20)

1.	The sale of securities involved in this transaction was effected by Yorktown IX.
2.	The sale of securities involved in this transaction was effected by Yorktown X.
3.	The sale of securities involved in this transaction was effected by Yorktown XI.
4.
This price is a weighted average price. These shares of Class B Common Stock were sold in multiple transactions at prices ranging from $16.02 to $16.38, inclusive. The Reporting Persons undertake to provide to the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (4), (5), (6), (7), (8), (9), (10), (11), (12), (13), (14), (15), (16), (17), (18), (19) and (20) herein.

5.	This price is a weighted average price. These shares of Class B Common Stock were sold in multiple transactions at prices ranging from $15.45 to $16.21, inclusive.
6.	This price is a weighted average price. These shares of Class B Common Stock were sold in multiple transactions at prices ranging from $17.30 to $17.72, inclusive.
7.	This price is a weighted average price. These shares of Class B Common Stock were sold in multiple transactions at prices ranging from $14.00 to $14.85, inclusive.
8.	This price is a weighted average price. These shares of Class B Common Stock were sold in multiple transactions at prices ranging from $13.50 to $14.39, inclusive.
9.	This price is a weighted average price. These shares of Class B Common Stock were sold in multiple transactions at prices ranging from $14.50 to $15.22, inclusive.
10.	This price is a weighted average price. These shares of Class B Common Stock were sold in multiple transactions at prices ranging from $13.51 to $14.30, inclusive.
11.	This price is a weighted average price. These shares of Class B Common Stock were sold in multiple transactions at prices ranging from $14.26 to $14.27, inclusive.
12.	This price is a weighted average price. These shares of Class B Common Stock were sold in multiple transactions at prices ranging from $15.75 to $16.11, inclusive.
13.	This price is a weighted average price. These shares of Class B Common Stock were sold in multiple transactions at prices ranging from $15.00 to $15.99, inclusive.
14.	This price is a weighted average price. These shares of Class B Common Stock were sold in multiple transactions at prices ranging from $15.75 to $15.85, inclusive.
15.	This price is a weighted average price. These shares of Class B Common Stock were sold in multiple transactions at prices ranging from $15.30 to $15.77, inclusive.
16.	This price is a weighted average price. These shares of Class B Common Stock were sold in multiple transactions at prices ranging from $14.80 to $15.08, inclusive.
17.	This price is a weighted average price. These shares of Class B Common Stock were sold in multiple transactions at prices ranging from $15.59 to $16.34, inclusive.
18.	This price is a weighted average price. These shares of Class B Common Stock were sold in multiple transactions at prices ranging from $16.00 to $16.26, inclusive.
19.	This price is a weighted average price. These shares of Class B Common Stock were sold in multiple transactions at prices ranging from $14.93 to $15.42, inclusive.
20.	This price is a weighted average price. These shares of Class B Common Stock were sold in multiple transactions at prices ranging from $15.00 to $15.32, inclusive.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2023

YORKTOWN ENERGY PARTNERS IX, L.P.

By:	Yorktown IX Company LP,
Its General Partner

By:	Yorktown IX Associates LLC,
Its General Partner

By:	/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN IX COMPANY LP

By:	Yorktown IX Associates LLC,
Its General Partner

By:	/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN IX ASSOCIATES LLC

By:	/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN ENERGY PARTNERS X, L.P.

Yorktown X Company LP,
Its General Partner

Yorktown X Associates LLC,
Its General Partner

/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN X COMPANY LP

Yorktown X Associates LLC,
Its General Partner

/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN X ASSOCIATES LLC

/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN ENERGY PARTNERS XI, L.P.

Yorktown XI Company LP,
Its General Partner

Yorktown XI Associates LLC,
Its General Partner

/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN XI COMPANY LP

Yorktown XI Associates LLC,
Its General Partner

/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN XI ASSOCIATES LLC

/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member